EXHIBIT 99.1

Caledonia Mining Corporation Plc: Results for the Quarter ended March 31, 2021

ST HELIER, Jersey, May 13, 2021 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (NYSE AMERICAN: CMCL; AIM: CMCL) ("Caledonia" or the "Company") announces its operating and financial results for the quarter ended March 31, 2021 (the "Quarter").  Further information on the financial and operating results for the Quarter can be found in the Management Discussion and Analysis ("MD&A") and the unaudited interim financial statements which are available on the Company's website and which have been filed on SEDAR.

 Financial Highlights

  Gross revenues of $25.7 million (Q1 2020: $23.6 million). Higher revenues reflect a higher realised gold price offset by lower sales due to lower production. Revenues include the sale proceeds of 1,584 ounces of gold in work-in-progress brought forward from 2020.
  EBITDA excluding net foreign exchange gains and the export incentive credit of $9.5 million (Q1 2020: $9.8 million).
  On-mine cost1 of $836 per ounce (Q1 2020: $702 per ounce).   Increased cost per ounce was primarily due to a lower grade and lower recoveries; cost per tonne milled increased by 4 per cent.
  Normalised all-in sustaining cost1 (excluding the effect of the export credit incentive and its successor scheme) of $1,077 per ounce (Q1 2020: $904 per ounce).
  Adjusted earnings per share1 of 51.6 cents (Q1 2020: 57.3 cents).
  Net cash from operating activities of $2.0 million (Q1 2020: $10.1 million).
    Cash from operations was adversely affected by increased working capital, in particular higher amounts due for gold sales – these have been settled in full after the end of the Quarter.
    Responsibility for making payments for gold deliveries from the Blanket Mine has now moved from the Reserve Bank of Zimbabwe (RBZ) to its gold refining subsidiary Fidelity Printers and Refiners (Private) Limited (Fidelity). Caledonia believes this move will simplify and improve the mechanism for receiving payments for the gold it produces and is pleased to report that the new system is operating well.
  Net cash and cash equivalents of $13.0 million (Q1 2020: $13.8 million).
  Dividend paid in the Quarter of 11 cents per share, a 46.7 per cent increase from Q1 2020.
  Changes to the proportion of dollar-denominated revenue that we must surrender for local currency, increased from 30 per cent to 40 per cent. We have accommodated this change by increasing our local currency denominated expenditures and by participating in the weekly foreign currency auction.

Operating Highlights

  13,197 ounces of gold produced in the Quarter (Q1 2020: 14,233 ounces). Production was adversely affected by underground flooding and lower grades.
  Grade of 2.98g/t (Q1 2020: 3.35). Grade was low due to a fall-of-ground problem in a high-grade area.
  The Central Shaft was commissioned at the end of the Quarter and is now operational.
  Total injury frequency rate for the first quarter was 0.79 compared to 0.97 for 2020. Blanket mine achieved 1,857,844 fatality free shifts as at end of the Quarter.
  The 12MWac solar project is now in the procurement phase and is expected to be operational within the next 12 months.

Post Quarter-End Highlights and Outlook

  Quarterly dividend increased by 9 per cent to 12 cents per share in April 2021, a 75 per cent cumulative increase from the level of 6.875 cents since October 2019. This increased dividend is due to Caledonia's enhanced outlook following the commissioning of the Central Shaft at the end of the Quarter.
  A strong recovery in production in April: 5,470 ounces were produced in April which is above plan and 24 per cent higher than the average monthly production in the Quarter.
  2021 gold production guidance of between 61,000 – 67,000 ounces.
  Cash balance at April 30 of $16.3 million.

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1 Non-IFRS measures such as “On-mine cost per ounce”, “All-in sustaining cost per ounce” and “adjusted EPS” are used throughout this document. Refer to section 10 of the MD&A for a discussion of non-IFRS measures.

Steve Curtis, Chief Executive Officer, commented:

“The first quarter of 2021 raised several challenges which I am pleased to say have now rectified. The fall-of-ground at AR South has been resolved and this high-grade area is back in full production. The underground flooding which resulted in five lost production days was caused by exceptionally heavy rains; rainfall in the first quarter was more than two-and-a-half times higher than the average for the same period in previous years. In response, we increased our pumping capacity so that we can manage any repetition of this event in future. On the positive side, the heavy rain means that water supply, which has sometimes been a cause for concern, is assured for the foreseeable future.

“Gold production in April show a marked improvement and Blanket produced 5,470 ounces in April, which is better than planned. The strong recovery in performance has continued into May and we are confident that we will achieve our full year guidance of between 61,000 and 67,000 ounces.

“Operating costs were well controlled with the increase in the on-mine cost per ounce predominantly due to lower grades and recoveries, which has now been addressed. The cost per tonne mined increased by only 4 per cent in the Quarter compared to the first quarter of 2020 and this was due largely to increased usage of diesel generators because of continued grid supply problems. Given the high fixed cost base, I expect that costs per ounce will reduce as production increases.

“Early in the Quarter the proportion of dollar-denominated revenue that we must surrender for local currency increased from 30 per cent to 40 per cent. We have accommodated this change by increasing our local currency denominated expenditures and by participating in the weekly foreign currency auctions. We are not accumulating excessive local currency balances which we are unable to convert into hard currency and remit out of Zimbabwe.

“Responsibility for making payments for gold deliveries from the Blanket Mine moved from the Reserve Bank of Zimbabwe to its gold refining subsidiary Fidelity Printers and Refiners Limited. This move has simplified and improved the mechanism for receiving payments for the gold Blanket produces, which in the early months of 2021 had been subject to delays. Those issues have been fully resolved with full catch up of delayed payments and Caledonia is pleased to report that the new system is operating well. We have a strong, long-term working relationship with the Reserve Bank of Zimbabwe and Fidelity and are delighted that they have improved the payment process.

“As a result of the normalisation of working capital and helped by the higher production in April, our consolidated cash position improved from $13.0 million at the end of March to $16.3 million at the end of April.

“We are delighted to have commissioned the Central Shaft at the end of the Quarter. The shaft is now hoisting waste material arising from the final development to connect the shaft to the production areas. This has relieved pressure on the Number 4 Shaft which can focus on hoisting ore until Central shaft takes over this role later in the year. The commissioning of Central shaft means that, despite the slow start to the year, we are confident we will achieve our production guidance for 2021 of between 61,000 to 67,000 ounces and 80,000 ounces per annum from 2022 onwards.

“We increased the dividend for the fourth time at the start of January to 11 cents a share and we increased it again to 12 cents per share in April. This is a 75 per cent cumulative increase from the level of 6.875 cents since October 2019, creating genuine value and returns for our shareholders.

“In December we announced that we had entered into option agreements on two properties, Glen Hume and Connemara North, in the Gweru mining district in the Zimbabwe Midlands. These options give us the right to explore each property for periods of 15 and 18 months respectively. If our exploration is successful these properties will add further impetus to our growth. We have made good progress on the drilling campaign at Glen Hume and we are evaluating the results of the first phase. At Connemara, where we have the benefit of evaluating historical drill data, we are preparing a geological model before we commence drilling this summer.

“Safety remains our primary concern, and I am pleased to report that the Quarter passed without serious incident. I am also delighted to note that the Central Shaft was commissioned at the end of the Quarter without serious accidents. This was a six-year project which involved sinking and equipping a shaft to a depth of over 1,200 meters. This activity is notoriously high-risk and it is a credit to all involved that we completed the project safely.

“We continue to take extraordinary measures to protect our workers and their families from COVID-19. To date, we have recorded 38 positive tests results amongst our 1,650 workers and their dependants at Blanket, none of whom required hospitalisation. We have also placed orders for vaccines for our workers and their families.

“Caledonia’s immediate strategic focus is to convert the commissioning of Central Shaft project into higher production, lower costs and increased cash generation. We will also finalise the exploration activities at Glen Hume and Connemara North while evaluating further investment opportunities in the gold and precious metals sector in Zimbabwe and in other jurisdictions, with our long-term vision of becoming a mid-tier, multi-asset gold producer.”

Mr Dana Roets (B Eng (Min.), MBA, Pr.Eng., FSAIMM, AMMSA), Chief Operating Officer, is the Company's qualified person as defined by Canada's National Instrument 43-101 and has approved any scientific or technical information contained in this news release.

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

WH Ireland (Nomad & Broker) Adrian Hadden/James Sinclair-Ford	Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Megan Ray	Tel: +44 207 138 3204

3PPB Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

The information contained within this announcement is deemed by the Company to constitute inside information under the Market Abuse Regulation (EU) No. 596/2014.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are "forward-looking information" within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia's current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "target", "intend", "estimate", "could", "should", "may" and "will" or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

 Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company's title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

This news release is not an offer of the shares of Caledonia for sale in the United States or elsewhere. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income (unaudited)

($’000’s)	3 months ended March 31

	2020	2021
Revenue	23,602	25,720
Royalty	(1,182)	(1,289)
Production costs	(10,687)	(12,857)
Depreciation	(1,173)	(1,193)
Gross profit	10,560	10,381
Other income	1,918	23
Other expenses	(208)	(258)
Administrative expenses	(1,547)	(1,610)
Net foreign exchange gain	2,223	273
Cash-settled share-based payment	(184)	(152)
Fair value losses on derivative assets	(35)	(114)
Operating profit	12,727	8,543
Net finance costs	(138)	(118)
Profit before tax	12,589	8,425
Tax expense	(2,910)	(3,002)
Profit for the period	9,679	5,423

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations	(1,351)	(202)
Total comprehensive income for the period	8,328	5,221

Profit attributable to:
Shareholders of the Company	8,240	4,550
Non-controlling interest	1,439	873
Profit for the period	9,679	5,423

Total comprehensive income attributable to:
Shareholders of the Company	6,889	4,348
Non-controlling interest	1,439	873
Total comprehensive income for the period	8,328	5,221

Earnings per share (cents)
Basic	71.2	37.3
Diluted	71.1	37.2
Adjusted earnings per share (cents)
Basic	57.3	51.6
Dividends declared per share (cents)	7.5	11.0

Summarised Consolidated Statements of Financial Position (unaudited)
($’000’s)	As at	Dec 31	Mar 31
		2020	2021

Total non-current assets		133,334	138,725
Inventories		16,798	14,363
Prepayments		1,974	3,988
Trade and other receivables		4,962	11,247
Income tax receivable		76	63
Cash and cash equivalents		19,092	13,027
Derivative financial assets		1,184	1,045
Assets held for sale		500	500
Total assets		177,920	182,958
Total non-current liabilities		9,913	10,332
Loans and borrowings – short term portion		408	286
Lease liabilities – short term portion		61	42
Trade and other payables		8,664	8,290
Income taxes payable		495	861
Cash-settled share-based payment - short term portion		336	1,575
Total liabilities		19,877	21,386
Total equity		158,043	161,572
Total equity and liabilities		177,920	182,958

Condensed Consolidated Statement of Cash Flows (unaudited)
($’000’s)	3 months ended March 31

	2020	2021
Cash flows from operating activities
Cash generated from operations	10,933	2,550
Net interest paid	(140)	(123)
Tax paid	(719)	(464)
Net cash from operating activities	10,074	1,963

Cash flows used in investing activities
Acquisition of property, plant and equipment	(4,693)	(6,344)
Investment in exploration and evaluation assets	-	(190)
Proceeds from disposal of subsidiary	900	340
Net cash used in investing activities	(3,793)	(6,194)

Cash flows from financing activities
Dividends paid	(969)	(1,692)
Repayment of term loan facility	-	(104)
Payment of lease liabilities	-	(32)
Net cash used in financing activities	(969)	(1,828)

Net increase/(decrease) in cash and cash equivalents	5,312	(6,059)
Effect of exchange rate fluctuations on cash held	(380)	(6)
Net cash and cash equivalents at beginning of the period	8,893	19,092
Net cash and cash equivalents at end of the period	13,825	13,027